RF INDUSTRIES, LTD.	For Immediate Release

RF Connector & Cable Assembly/Bioconnect/RF Wireless

Investor Contact:	Company Contact:
Neil Berkman Associates	Howard Hill, President
(310) 826 – 5051	(858) 549-6340
info@berkmanassociates.com	rfi@rfindustries.com

RF Industries Second Quarter Net Income Jumps 54%
to $0.10 Per Share; Net Sales Increase 7%

SAN DIEGO, CA, June 8, 2010 . . . RF INDUSTRIES, LTD. (NASDAQ:RFIL) today announced results for the fiscal second quarter and six months ended April 30, 2010.

Second Quarter Review
Net income increased 54% to $330,000, or $0.10 per diluted share, compared to $215,000, or $0.07 per diluted share, in the second quarter last year.  Net sales increased 7% to $3,778,000 compared to $3,525,000 in the same period last year.
"RFI's gross profit improved to 52% of sales, from 49% of sales in second quarter last year, on the back of improved profitability at the Bioconnect and RF Connector and Cable Assembly operations.  Total engineering, general and administrative expenses actually declined, compared to the same quarter last year, and represented 36% of sales, compared to 41% of sales in the same period last year.  Higher margins and lower operating expenses combined to double RFI's operating income to $579,000 from $281,000 in the same period last year," said Howard Hill, RFI's president and CEO.
Connector and Cable Assembly segment sales increased 11% for the quarter, raising segment gross profit by 18% and improving gross margin to 55% of sales from 52% of sales in the same period last year.  Gross margin improvements primarily were driven by increased profitability at RFI's Aviel and Oddcables.com business operations, which helped raise segment gross margin to 55% of sales from 52% of sales in the same quarter last year.  Tight cost controls and lower operating expenses helped improve segment operating income by 53%, to $675,000 compared to $442,000 in the same period last year.
Sales increased 40% at Bioconnect to $425,000 from $303,000 in the second quarter last year, raising gross margin to 39% of sales from 22% of sales and increasing operating income to $95,000, compared to an operating loss in the same period last year.  "We believe that Bioconnect's new products and sales gains have this business segment on target to achieve record results in the current fiscal year", said Hill.
Hill noted that RF Wireless Segment sales of only $82,000, compared to $284,000 in the second quarter last year, were affected by continuing weakness in wireless infrastructure investments.  This segment lost $191,000 in the quarter, compared to a loss of $143,000 in the same period last year.

First Half Review
For the six months ended April 30, 2010, net sales were $7,091,000 compared to $7,107,000 for the first half of fiscal 2009.  Net income increased 25% to $473,000, or $0.15 per diluted share, compared to 377,000, or $0.11 per diluted share, in the same period last year.
RFI's Gross profit increased 7% to $3,587,000, or 51% of sales, from $3,368,000, or 47% of sales in the second half last year.  Lower engineering expenses for RF Wireless product development and tight cost controls reduced total operating expenses by 5%, to $2,790,000, or 39% of sales, compared to $2,946,000 or 41% of sales in the same period last year.  Improved profitability and lower operating expenses increased operating income 89%, to $797,000 from $422,000 in the same period last year.

(more)

7610 Miramar Road, San Diego, CA  92126-4202  ●  (858) 549-6340  ●  (800) 233-1728  ●  FAX (858) 549-6345
E-mail: rfi@rfindustries.com  ●  Internet: www.rfindustries.com

RF Industries Second Quarter Net Income Jumps 54%
June 8, 2010
Page Two

RF Connector and Cable Assembly segment sales increased 2% to $6,173,000 from $6,065,000 for the six month period and improvements in gross margin and operating income at Aviel and Oddcables.com (formerly known as Worswick) contributed to an increase in overall segment gross margin to 54% of sales, compared to 51% of sales for the same period last year.  Operating income for this segment increased 37% to $1,017,000 compared to $742,000 for the first six months last year.
Sales at Bioconnect increased 36% to $783,000 from $577,000 in the first six months last year, raising gross margin to 36% of sales, compared to 16% of sales in the same period last year.  The improvement in gross margin, combined with lower general and administrative expenses, as a percent of sales, helped increase operating income to $143,000, compared to an operating loss of $14,000 in the same period last year.
RF Wireless segment sales declined to $135,000 from $466,000 for the six month period last year, resulting in an operating loss of $363,000, compared to a loss of $288,000 for the same period last year.
"While business has strengthened and operating profitability has improved at RF Connector and Bioconnect segments, RF Wireless continues to struggle.  We believe that new products and improvements in wireless infrastructure spending provide opportunities for this business to grow and return to profitability.  RFI is actively pursuing opportunities to improve overall operating results for the RF Wireless segment and the Company," said Hill.
As of April 30, 2010, RFI reported cash and cash equivalents of $736,000, investments in certificates of deposits of $7,326,000 and long-term investments in certificates of deposit of $738,000 for a total of $8,800,000 in liquid, short-term and long-term capital resources, working capital of $14,681,000, a 18 to 1 current ratio, no long-term debt and stockholders' equity of $15,850,000, or $5.56 per share.

About RF Industries
RF Industries conducts operations through six related divisions.  The RF Connectors and Cable Assembly segment designs and distributes radio frequency (RF) coaxial connectors and cable assemblies used for Wi-Fi, PCS, radio, test instruments, computer networks and antenna devices.  This business segment includes Aviel Electronics, which provides custom microwave and RF Connector solutions to aerospace, OEM and Government agencies and Oddcables.com, formerly known as Worswick, which provides coaxial connectors and cable assemblies primarily to retail and local multi-media and communications systems customers.  Bioconnect, which constitutes the Medical Cabling and Interconnector segment, designs, manufactures and distributes specialized electrical cabling and interconnect products to the medical monitoring market.  The RF Wireless segment includes Neulink, which designs and markets wireless digital data transmission products for industrial monitoring, wide area networks, GPS tracking and locations systems and RadioMobile, an OEM provider of end-to-end mobile wireless network solutions for public safety, emergency medical, transportation and industrial customers.

Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to future events, the occurrence of which involve risks and uncertainties, including, without limitation, increased competition, and other uncertainties detailed in the Company's Securities and Exchange Commission filings.  All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward- looking statements to reflect events or new information after the date of this release.

(tables attached)

RF INDUSTRIES, LTD.
CONDENSED STATEMENTS OF INCOME
(in thousands, except per share and share amounts) (unaudited)

	Three Months Ended		Six Months Ended
	April 30		April 30
	2010	2009	2010	2009

Net sales	$3,778	$3,525	$7,091	$7,107
Cost of sales	1,821	1,802	3,504	3,739

Gross profit	1,957	1,723	3,587	3,368

Operating expenses:
Engineering	212	295	406	550
Selling and general	1,166	1,147	2,384	2,396

Total operating expenses	1,378	1,442	2,790	2,946

Operating income	579	281	797	422

Interest income	14	44	40	126

Income before provision for income taxes	593	325	837	548

Provision for income taxes	263	110	364	171

Net income	$330	$215	$473	$377

Earnings per share
Basic	$0.12	$0.07	$0.17	$0.12
Diluted	$0.10	$0.07	$0.15	$0.11

Weighted average shares outstanding
Basic	2,850,928	2,962,620	2,849,850	3,042,660
Diluted	3,210,312	3,225,956	3,194,862	3,336,811

Dividends paid	—	—	—	94,780

RF INDUSTRIES, LTD.
CONDENSED BALANCE SHEETS
(in thousands, except per share and share amounts) (unaudited)

	April 30, 2010	October 31, 2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$736	$1,226
Certificates of deposit	7,326	6,477
Trade accounts receivable, net	1,749	2,263
Inventories	4,894	4,985
Other current assets	345	341
Deferred tax assets	478	478

TOTAL CURRENT ASSETS	15,528	15,770

Property and equipment, net	565	566
Long term certificates of deposit	738	—
Goodwill	137	137
Amortizable intangible asset, net	14	27
Note receivable from stockholder	67	67
Other assets	32	31

TOTAL ASSETS	$17,081	$16,598

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$169	$225
Accrued expenses	658	673
Income taxes payable	20	75

TOTAL CURRENT LIABILITIES	847	973

Deferred tax liabilities	51	51
Other long-term liabilities	332	321

TOTAL LIABILITIES	1,230	1,345

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock - authorized 10,000,000 shares of $0.01 par value; 2,850,928 and 2,848,313 shares issued and outstanding	29	28
Additional paid-in capital	6,626	6,502
Retained earnings	9,196	8,723

TOTAL STOCKHOLDERS' EQUITY	15,851	15,253

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$17,081	$16,598